December 19, 2024

Robert Kraft
Chief Financial Officer
Hillman Solutions Corp.
1280 Kemper Meadow Drive
Cincinnati, Ohio 45240

       Re: Hillman Solutions Corp.
           Form 10-K for the Fiscal Year Ended December 30, 2023
           Filed February 22, 2024
           Form 8-K Filed November 5, 2024
           File No. 001-39609
Dear Robert Kraft:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2023
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 28

1. We note that your non-GAAP measure, Adjusted EBITDA, excludes litigation expenses of $32.9 million, incurred in 2022, from your litigation with
Hy-Ko Products
       Company. Based upon your disclosures, it appears to us that $18.5 million of this amount represents the settlement payment. Please confirm our understanding as well as tell us the nature of the remaining portion of this adjustment to Adjusted EBITDA.
2.     We refer to your reconciliation of segment operating income to segment
Adjusted
       EBITDA. Please revise future filings to remove the consolidated column since consolidated operating income would not be considered the most directly comparable
       GAAP financial measure to consolidated Adjusted EBITDA. This comment also applies to your Forms 10-Q and quarterly earnings presentation slides furnished on
 December 19, 2024
Page 2

       Form 8-K.
Form 8-K Filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8

3. Please tell us how you determined the adjustment of $7.8 million for the customer bankruptcy reserve for the thirteen- and thirty-nine-week periods ended September 28,
       2024, in determining Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted
       EPS, complies with Question 100.01 of the Division of Corporation
Finance   s
       Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Exhibit 99.2, page 17

4. Please revise your presentation to present, and reconcile to, the most directly comparable GAAP measure for the non-GAAP measures Adjusted Gross Margin, Adjusted EBITDA Margin, and Adjusted SG&A as a percentage of Net Sales.
Refer
       to Item 100(a)(1) and Item 100(a)(2) of Regulation G.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing